NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

You are invited to the annual and special meeting of shareholders (the “Meeting”) of Canadian Pacific Railway Limited (“Canadian Pacific”).

The Meeting will be held at The Westin Calgary, Britannia-Belaire Ballroom, 320 – 4th Avenue S.W., Calgary, Alberta T2P 2S6, at 9:00 a.m. (Mountain Daylight Time) on Thursday, May 14, 2015.

The Meeting will cover:

1)	receipt of the audited consolidated financial statements for the year ended December 31, 2014;
2)	appointment of auditors;
3)	a non-binding advisory vote on Canadian Pacific’s approach to executive compensation;
4)	election of directors;
5)	consideration of and, if deemed appropriate, passing, with or without variation, an ordinary resolution, the full text of which is reproduced on page 8 of the Management Proxy Circular, confirming By-law No. 2 of the Company, adopting advance notice requirements for nominations of directors by shareholders (the “Advance Notice By-Law”);
6)	consideration of and, if deemed appropriate, passing, with or without variation, a special resolution, the full text of which is reproduced on page 8 of the Management Proxy Circular approving amendments to the Articles of Canadian Pacific to authorize Canadian Pacific to hold shareholder meetings in Canada and the United States; and
7)	consideration of other business as may properly come before the Meeting or any adjournment or postponement thereof.

Shareholders of record at the close of business on March 17, 2015 will be entitled to vote at the Meeting and are encouraged to participate either in person or by proxy.

/s/ Paul A. Guthrie

Paul A. Guthrie

Corporate Secretary

March 17, 2015

Calgary, Alberta